EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2007	2006
Income from continuing operations, before taxes	$47,535,873	$35,952,688
Fixed charges, as adjusted	36,727,694	32,772,010

	$84,263,567	$68,724,698

Fixed charges:
Interest expense including amortization of debt costs	$27,662,915	$24,451,097
Capitalized interest	1,449,225	1,631,742
Interest factor on rent (1/3 rent expense)	9,064,779	8,320,913

Total fixed charges	38,176,919	34,403,752
Less capitalized interest	(1,449,225)	(1,631,742)

Fixed charges, as adjusted	$36,727,694	$32,772,010

Ratio of earnings to fixed charges	2.2	2.0